UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PANERA BREAD COMPANY

(Name of Issuer)

Class A Common Shares, $0.0001 Par Value

(Title of Class of Securities)

69840W108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,201,821 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,201,821 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,821 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 231,848 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 231,848 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,848 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.80%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 931 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 931 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.003%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,434,600 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,434,600 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,600 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAMES OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,434,600 Class A Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,434,600 Class A Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,600 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

INTRODUCTION

This statement amends the Schedule 13D, dated December 13, 2007, as amended by Amendment No. 1, dated January 15, 2008, and Amendment No. 2, dated January 23, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to the Class A Common Stock, $0.0001 par value per share (“Class A Common Shares”), of Panera Bread Company, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 52,703 Class A Common Shares acquired by it after January 23, 2008 (the date the Schedule 13D was last amended) was $2,003,110 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 10,152 Class A Common Shares acquired by it after January 23, 2008 (the date the Schedule 13D was last amended) was $385,762 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 345 Class A Common Shares acquired by it after January 23, 2008 (the date the Schedule 13D was last amended) was $14,573 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

2. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4. Purpose of Transaction.

Shamrock Activist Value Fund has disposed of an aggregate of 675,000 Class A Common Shares on the dates and at the prices set forth on the Schedule of Transactions attached hereto as Exhibit 6 and incorporated by reference herein. All sales by Shamrock Activist Value Fund were made in the open market on the Nasdaq Global Select Market. As a result of such dispositions, Shamrock Activist Value Fund now has beneficial ownership of 1,434,600 Class A Common Shares, representing approximately 4.98% of the issued and outstanding Class A Common Shares.

3. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5. Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others.

SAVF is the owner of 1,201,821 Class A Common Shares, which represents approximately 4.18% of the issued and outstanding Class A Common Shares. SAVF II is the owner of 231,848 Class A Common Shares, which represents approximately 0.80% of the issued and outstanding Class A Common Shares. SAVF III is the owner of 931 Class A Common Shares, which represents approximately 0.003% of the issued and outstanding Class A Common Shares. Accordingly, the Shamrock Activist Value Fund owns 1,434,600 Class A Common Shares, which represents approximately 4.98% of the issued and outstanding Class A Common Shares.

As the general partner of each of SAVF, SAVF II and SAVF III, the General Partner may be deemed to beneficially own the 1,434,600 Class A Common Shares owned by Shamrock Activist Value Fund, constituting approximately 4.98% of the issued and outstanding Class A Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,434,600 Class A Common Shares owned by Shamrock Activist Value Fund, constituting approximately 4.98% of the issued and outstanding Class A Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,434,600 Class A Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Class A Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,434,600 Class A Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 of the Act. Those controlling persons are identified in response to Item 2, as previously filed.

The percentage of ownership figures set forth in this response to Items 5(a) and 5(b) assumes that 28,780,117 Class A Common Shares were outstanding as of May 1, 2008, based on the information contained in the Company’s Proxy Statement filed with the United States Securities and Exchange Commission on April 14, 2008.

(c) During the last 60 days, SAVF, SAVF II and SAVF III acquired and disposed of Class A Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 6 and incorporated herein by reference. All such transactions were effected in the open market on The Nasdaq Global Select Market.

Except as set forth above, none of the Reporting Persons beneficially owns any Class A Common Shares or has effected any transactions in Class A Common Shares in the last 60 days.

(d) Not applicable.

(e) On May 2, 2008, SAVF, SAVF II and SAVF III ceased to be the beneficial owners of more than 5% of the issued and outstanding Class A Common Shares of the Company. The reporting obligations of the Reporting Persons with respect to the Class A Common Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

4. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7. Material to be Filed as Exhibits.

Exhibit		Document
Exhibit 6	—	Schedule of Transactions

Exhibit 7	—	Joint Filing Agreement, dated December 13, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Exhibit		Document
Exhibit 6	—	Schedule of Transactions

Exhibit 7	—	Joint Filing Agreement, dated December 13, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.